# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Farmland Partners Inc., CIK 0001591670
CUSIP: 31154R109
Title of class of securities: Common
Address of issuer's principal executive offices: 4600 S. SYRACUSE STREET, 4600 S. SYRACUSE STREET, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001584691-24-000011
Filed by CIK 0001584691

## Reporting persons
- Global Alpha Capital Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); sole voting power 2,356,153; shared voting power 0; sole dispositive power 3,465,969; shared dispositive power 0; aggregate amount beneficially owned 3,465,969 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Farmland Partners Inc.
Address of issuer's principal executive offices: 4600 S. SYRACUSE STREET, 4600 S. SYRACUSE STREET, DENVER, COLORADO, 80237

## Item 2. Person Filing
Name of person filing: GLOBAL ALPHA CAPITAL MANAGEMENT LTD.
Address of principal business office or, if none, residence:
1800 McGill College
Suite 1300
Montreal, Quebec
H3A 3J6
Canada
Citizenship: Montreal, Quebec, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3465969
Percent of class: 7.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2356153
Sole power to dispose or to direct the disposition: 3465969
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Global Alpha Capital Management Ltd.: Robert Beauregard, CIO (05/08/2025)